MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Twelve Months Ended September 30, 2009		Year Ended December 31, 2008
	(In thousands of dollars)
Earnings Available for Fixed Charges:

Net Income (a)	$(207,985)		$293,826

Income Taxes	(160,979)		147,475
	(368,964)		441,301

Rents (b)	15,119		11,781

Interest (c)	92,172		86,320

Total Earnings Available for Fixed Charges	$(261,673)		$539,402

Preferred Dividend Requirements	$685		$685

Ratio of Income Before Income Taxes to Net Income	177%		150%

Preferred Dividend Factor on Pretax Basis	1,212		1,028

Fixed Charges (d)	111,685		101,452

Combined Fixed Charges and Preferred Stock Dividends	$112,897		$102,480

Ratio of Earnings to Fixed Charges	---	(e)	5.3	x

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	---	(e)	5.3	x

(a)	Net income excludes undistributed income for equity investees.

(b)	Represents interest portion of rents estimated at 33 1/3%.

(c)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(d)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).

(e)
Due to the $84.2 million and $384.4 million after-tax noncash write-downs of natural gas and oil properties in the fourth quarter of 2008 and the first quarter of 2009, respectively, earnings were insufficient by $374.6 million to cover combined fixed charges and preferred stock dividends for the twelve months ended September 30, 2009. If the $84.2 million and $384.4 million after-tax noncash write-downs are excluded, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would both have been 4.4 times for the twelve months ended September 30, 2009.

The above ratios related to fixed charges and combined fixed charges and preferred stock dividends that exclude the effect of the after-tax noncash write-downs of natural gas and oil properties are non-GAAP financial measures. The Company believes that these non-GAAP financial measures are useful because the write-downs excluded are not indicative of the Company’s cash flows available to meet its fixed charges obligations. The presentation of this additional information is not meant to be considered a substitute for financial measures prepared in accordance with GAAP.